UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC Filing Number:001-36259

CUSIP Number: 66979P300

(Check one):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

XMAX Inc.

Full Name of Registrant

Nova LifeStyle, Inc.

Former Name if Applicable

6565 E. Washington Blvd

Address of Principal Executive Office (Street and Number)

Commerce, CA 90040

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

XMAX Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company’s financial statements in time for filing. The Company anticipates filing its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xiaohua Lu	323	888-9999
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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XMAX Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2026	By:	/s/ Xiaohua Lu
Xiaohua Lu
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Significant Changes in Results of Operations

We anticipate reporting the following significant changes in the results of operations from the 2025 fiscal year.

Net Sales Net sales for the year ended December 31, 2025 were $16.72 million, an increase of 73% from $9.69 million for the year of 2024. This increase in net sales resulted primarily from 102% increase in average selling price, while partially offset by 15% decrease in sales volume. Our three largest selling product categories for the year ended December 31, 2025 were marbles slabs, sofa and coffee tables, which accounted for approximately 47%, 30% and 5% of sales, respectively. For the year ended December 31, 2024, the three largest selling categories were sofas, beds and coffee tables, which accounted for approximately 50%, 13% and 8% of sales, respectively.

The $7.06 million increase in net sales for the year ended December 31, 2025, compared to the year of 2024, was mainly due to increased sales to Hong Kong. Sales to Hong Kong increased by 100% to $7.92 million for the year ended December 31, 2025, compared to $0 million for the year of 2024, such increase mainly due to we sold marble slabs to one customer in Hong Kong. The increase in sales was partially offset by decrease in sales to North America and other countries. Sales to North America decreased by 8% to $8.72 million for the year ended December 31, 2025, compared to $9.44 million for the year of 2024, such decrease mainly due to decrease in sales volume by 29% from the customers in North America. Sales to other countries decreased by $0.17 million to $0.09 million for the year ended December 31, 2025, from $0.25 million for the year of 2024, primary due to less sales order received from our customers in other countries.

Cost of Sales Cost of sales consists primarily of costs of finished goods and materials purchased from third-party manufacturers. Total cost of sales increased by 131% to $12.54 million for the year ended December 31, 2025, compared to $5.44 million for the year of 2024. Cost of sales as a percentage of sales increased to 75% for the year ended December 31, 2025, compared to 56% for the year of 2024. The increase in cost of sales in dollar term and in cost of sales as a percentage of sales are a result of selling marble slabs with low profit margin.

Operating Expenses Operating expenses consisted of selling, general and administrative expenses, and research and development. Operating expenses were $6.11 million for the year ended December 31, 2025, compared to $9.61 million for the year of 2024. Selling expenses decreased by 12%, or $0.18 million, to $1.38 million for the year ended December 31, 2025, from $1.56 million for the same period of 2024, primarily due to decreased marketing and advertising expenses. Also, general and administrative expenses decreased by 22%, or $1.32 million, to $4.74 million for the year ended December 31, 2025, from $6.06 million for the year of 2024, primarily due to a decrease in consulting fee of $1.20 million, insurance of $0.13 million and design fee of $0.09 million, while the decrease was partially offset by an increase in legal and professional fee of $0.34 million and auditing fee of $0.09 million. In addition, research and development expenses decreased by 100%, or $1.97 million to $0 for the year ended December 31, 2025, from $2.00 million for the year of 2024, primary due to we did not spent additional fee on our AI-driven smart living solutions and IT system in 2025.

Other Expenses, Net Other expenses, net was $0.07 million for the year ended December 31, 2025, compared to other expense, net of $0.20 million for the year of 2024, representing a decrease in other income of $0.13 million. The decrease in other income was due primarily to an increase in non-operation income of $0.63 million from $4,496 in the same year of 2024 to $0.64 million in 2025, while the increase in other income partially offset by increase in loss on impairment of goodwill of $0.22 million, loss on disposal of fixed assets of $0.19 million since Nova Malaysia was de-registered in 2025.

Net Loss As a result of the foregoing, our net loss was $1.42 million for the year ended December 31, 2025, compared to $5.56 million of net loss for the year of 2024.

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